FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of
The Securities Exchange Act of 1934

For the Month of November, 2002
Commission File Number: 1-6784
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.
News release issued on November 13, 2002, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that it has purchased a portion of its own shares in conformity with Article 210 of the Japanese Commercial Code.

2.
News release issued on November 25, 2002, by the registrant, announcing that its Board of Directors resolved to repurchase its own shares from a subsidiary, in conformity with provisions of Article 211-3 of the amended Japanese Commercial Code.

3.	News release issued on November 25, 2002, by the registrant, announcing that its Board of Directors resolved to integrate 14 domestic systems sales subsidiaries into two companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: December 4, 2002

November 13, 2002

FOR IMMEDIATE RELEASE
Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.  Class of shares: Common stock

2.  Period of purchase: Between October 31, 2002 and November 13, 2002

3.  Aggregate purchase amount: 16,474,657,000 yen

4.  Aggregate number of shares purchased: 13,000,000 shares

5.  Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)  The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock

•	Aggregate number of shares to be purchased: Up to 180 million shares

•	Aggregate purchase amount: Up to 300 billion yen

2)  Cumulative total of shares repurchased through November 13, 2002:

•	Aggregate purchase amount: 37,467,704,000 yen

•	Aggregate number of shares purchased: 30,000,000 shares

Disclaimer Regarding Forward-Looking Statements
This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the business divisions/combinations with subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies or accounting rules.

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November 25, 2002

FOR IMMEDIATE RELEASE
Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric to Execute Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol: MC]) announced that its Board of Directors today resolved to repurchase its own shares from a subsidiary, in conformity with provisions of Article 211-3 of the amended Japanese Commercial Code.

Details of the share repurchase are as follows:

1. Name of subsidiary:	Kyushu Matsushita Electric Employee Cooperative Society Inc.

2. Reason for purchase:
As a result of the October 1, 2002 share exchange between MEI and Kyushu Matsushita Electric Co., Ltd. (KME), Kyushu Matsushita Electric Employee Cooperative Society Inc. (KMECS) acquired shares of MEI common stock in exchange for its KME shares held. MEI has decided to use this particular transaction to repurchase such MEI shares held by KMECS in order to conform to Japanese laws that prohibit subsidiaries from holding shares of their parent company.

3. Details of purchase:

–	Class of shares: MEI common stock
–	Aggregate number of shares to be purchased: 1,422,000 shares
–	Aggregate purchase amount: 1,658,052,000 yen
–	Purchase date: November 26, 2002 (planned)

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November 25, 2002

FOR IMMEDIATE RELEASE
Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Reorganization of Domestic
Systems Sales Companies

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol: MC]) announced that its Board of Directors today resolved to integrate its 14 domestic systems sales subsidiaries into two companies, which will be responsible for domestic systems sales business and fixed-line communications business, respectively. This reorganization, scheduled to take effect on April 1, 2003, is in line with MEI’s groupwide business and organizational restructuring currently underway, aimed at integrating R&D, manufacturing and sales by each business domain, such as the system solutions business domain and the fixed-line communications business domain in this case. As a result of this integration, 12 domestic systems sales subsidiaries will be dissolved, subject to approval by shareholders of the relevant companies.

The details of the reorganization are as follows:

On April 1, 2003, the AVC business of 13 system sales subsidiaries located throughout Japan will be transferred to Tokyo Matsushita System Co., Ltd. (Tokyo Matsushita System), also a subsidiary of MEI. Upon such transfer, Tokyo Matsushita System will be reorganized under a new name “Panasonic Systems Solutions Marketing Co., Ltd.” (tentative name), as a new sales company of Panasonic System Solutions Company*, an internal divisional company of MEI. Panasonic Systems Solutions Marketing will be responsible mainly for sales of AVC systems, and related services and engineering.

*
Panasonic System Solutions Company will be established as a new internal divisional company (domain company) of MEI on January 1, 2003, as previously announced on October 30, 2002 in the press release “Matsushita Announces Specifics of New Group Units.”

Also on April 1, 2003, the fixed-line communications business of 13 domestic systems sales subsidiaries will be transferred to Kanto Matsushita System Co., Ltd. (Kanto Matsushita System), a subsidiary of MEI. At the time of the transfer, MEI will sell all shares of Kanto Matsushita System to Panasonic Communications Co., Ltd.*, also a subsidiary of MEI.

At the same time, Kanto Matsushita System will be reorganized under a new name “Panasonic CS Co., Ltd.” (tentative name), as a new sales company of Panasonic Communications Co., Ltd. Panasonic CS will be responsible mainly for sales of fixed-line communications equipment, and related services and engineering.

*
Panasonic Communications Co., Ltd. will be established as a new subsidiary (domain company) of MEI on January 1, 2003, as previously announced on October 30, 2002 in the press release “Matsushita Announces Specifics of New Group Units.”

Following the aforementioned business transfers, closing/liquidation procedures for 12 of the current domestic systems sales subsidiaries will be implemented, subject to approval at each company’s general meeting of shareholders, to be held in or after May 2003.

These business transfers and closings will have no material adverse effect on MEI’s consolidated, or parent-alone financial position or performance.

The specifics of the two new companies to be formed as a result of the business transfers are as follows:

Panasonic Systems Solutions Marketing Co., Ltd. (tentative name)

Principal Office	Minato-ku, Tokyo, Japan

Name of Original Organization	Tokyo Matsushita System Co., Ltd.

Date of Incorporation (planned)	April 1, 2003

Capital Stock (planned)	65 million yen

Principal Lines of Business	Sale of AVC equipment and merchandise, and related services and engineering

Financial Closing Date	March 31

Panasonic CS Co., Ltd. (tentative name)

Principal Office	Meguro-ku, Tokyo, Japan

Name of Original Organization	Kanto Matsushita System Co., Ltd.

Date of Incorporation (planned)	April 1, 2003

Capital Stock (planned)	30 million yen

Principal Lines of Business	Sale of fixed-line communications equipment and merchandise, and related services and engineering

Financial Closing Date	March 31

<Reference>

Information about the 12 companies scheduled to be closed

1. Hokkaido Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Hokkaido Matsushita System Co., Ltd.

Representative	Ikuo Nishihara, President

Principal Office	Sapporo, Japan

Date of Incorporation	July 21, 1959

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	40 million yen

Financial Closing Date	March 31

No. of Employees	114

Shares Issued	80,000

Shareholders’ Equity	-219 million yen

Total Assets	1,689 million yen

Major Shareholders and Shareholdings	MEI 83.80%

Financial results for the most recent three fiscal years

(in millions of yen, except per share amounts; amounts less than one million yen are truncated, same hereinafter)

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	9,630	7,920	7,197
Recurring Profit (Loss)	58	75	(194)
Net Income (Loss)	52	26	(241)
Net Income (Loss) per Share (in yen)	653	332	(3,023)
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	-5,192	508	-2,515

2. Tohoku Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Tohoku Matsushita System Co., Ltd.

Representative	Yoshio Takahashi, President

Principal Office	Sendai, Japan

Date of Incorporation	November 1, 1994

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	80 million yen

Financial Closing Date	March 31

No. of Employees	173

Shares Issued	3,000

Shareholders’ Equity	48 million yen

Total Assets	2,428 million yen

Major Shareholders and Shareholdings	MEI 100%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	6,333	6,221	6,533
Recurring Profit	50	12	65
Net Income (Loss)	5	(7)	(73)
Net Income (Loss) per Share (in yen)	5,601	(7,034)	(73,703)
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	132,572	182,367	108,663

3. Niigata Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Niigata Matsushita System Co., Ltd.

Representative	Densaku Ueguri, President

Principal Office	Niigata, Japan

Date of Incorporation	February 21, 1981

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	20 million yen

Financial Closing Date	March 31

No. of Employees	64

Shares Issued	40,000

Shareholders’ Equity	379 million yen

Total Assets	1,249 million yen

Major Shareholders and Shareholdings	MEI 51.20%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	5,069	5,952	5,384
Recurring Profit	22	81	98
Net Income (Loss)	27	32	(53)
Net Income (Loss) per Share (in yen)	692	822	(1,331)
Annual Dividends per Share (in yen)	50	50	25
Shareholders’ Equity per Share (in yen)	5,901	9,150	7,793

4. Kanagawa Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Kanagawa Matsushita System Co., Ltd.

Representative	Kiyoshi Hiratsuka, President

Principal Office	Yokohama, Japan

Date of Incorporation	December 1, 1995

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	40 million yen

Financial Closing Date	March 31

No. of Employees	94

Shares Issued	800

Shareholders’ Equity	197 million yen

Total Assets	1,255 million yen

Major Shareholders and Shareholdings	MEI 100%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	5,829	6,646	6,920
Recurring Profit	0	38	34
Net Income (Loss)	(8)	19	16
Net Income (Loss) per Share (in yen)	(10,278)	24,522	20,938
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	183,959	228,012	248,950

5. Chubu Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Chubu Matsushita System Co., Ltd.

Representative	Yasuo Matsubara, President

Principal Office	Nagoya, Japan

Date of Incorporation	October 1, 1989

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	130 million yen

Financial Closing Date	March 31

No. of Employees	271

Shares Issued	260,000

Shareholders’ Equity	642 million yen

Total Assets	3,700 million yen

Major Shareholders and Shareholdings	MEI 69.80%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	20,353	19,414	12,896
Recurring Profit	104	187	55
Net Income (Loss)	68	103	(128)
Net Income (Loss) per Share (in yen)	264	398	(495)
Annual Dividends per Share (in yen)	50	50	0
Shareholders’ Equity per Share (in yen)	2,142	3,134	2,639

6. Kansai Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Kansai Matsushita System Co., Ltd.

Representative	Teruaki Nakayama, President

Principal Office	Osaka, Japan

Date of Incorporation	October 1, 1989

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	100 million yen

Financial Closing Date	March 31

No. of Employees	559

Shares Issued	200,000

Shareholders’ Equity	2,500 million yen

Total Assets	10,527 million yen

Major Shareholders and Shareholdings	MEI 56.40%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	34,919	38,629	34,436
Recurring Profit (Loss)	106	257	(236)
Net Income (Loss)	45	132	(664)
Net Income (Loss) per Share (in yen)	226	664	(3,322)
Annual Dividends per Share (in yen)	75	75	50
Shareholders’ Equity per Share (in yen)	12,539	17,319	13,947

7. Chugoku Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Chugoku Matsushita System Co., Ltd.

Representative	Kazushige Hirade, President

Principal Office	Hiroshima, Japan

Date of Incorporation	April 1, 1990

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	100 million yen

Financial Closing Date	March 31

No. of Employees	148

Shares Issued	200,000

Shareholders’ Equity	133 million yen

Total Assets	1,545 million yen

Major Shareholders and Shareholdings	MEI 78.50%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	11,246	9,887	7,951
Recurring Profit (Loss)	71	15	(72)
Net Income (Loss)	40	1	(225)
Net Income (Loss) per Share (in yen)	202	6	(1,129)
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	1,987	2,626	1,496

8. Shikoku Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Shikoku Matsushita System Co., Ltd.

Representative	Hajime Furuno, President

Principal Office	Takamatsu, Japan

Date of Incorporation	January 22, 1973

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	50 million yen

Financial Closing Date	March 31

No. of Employees	86

Shares Issued	100,000

Shareholders’ Equity	-238 million yen

Total Assets	1,372 million yen

Major Shareholders and Shareholdings	MEI 100%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	7,905	7,686	6,667
Recurring Profit (Loss)	41	73	(26)
Net Income (Loss)	0	32	(300)
Net Income (Loss) per Share (in yen)	0	321	(3,005)
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	-2,250	692	-2,312

9. Kyushu Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Kyushu Matsushita System Co., Ltd.

Representative	Hiroyuki Kazao, President

Principal Office	Fukuoka, Japan

Date of Incorporation	June 1, 1989

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	100 million yen

Financial Closing Date	March 31

No. of Employees	333

Shares Issued	200,000

Shareholders’ Equity	-663 million yen

Total Assets	4,149 million yen

Major Shareholders and Shareholdings	MEI 81.70%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	19,488	17,828	15,896
Recurring Profit (Loss)	378	11	(411)
Net Income (Loss)	305	(107)	(674)
Net Income (Loss) per Share (in yen)	1,527	(537)	(3,373)
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	608	1,153	-2,220

10. Shizuoka Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Shizuoka Matsushita System Co., Ltd.

Representative	Takatoshi Hanzaki, President

Principal Office	Shizuoka, Japan

Date of Incorporation	April 1, 1995

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	30 million yen

Financial Closing Date	March 31

No. of Employees	105

Shares Issued	600

Shareholders’ Equity	228 million yen

Total Assets	1,224 million yen

Major Shareholders and Shareholdings	Chubu Matsushita System Co., Ltd. 100%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	10,857	10,007	10,074
Recurring Profit	65	80	75
Net Income (Loss)	18	42	(85)
Net Income (Loss) per Share (in yen)	30,490	71,643	(142,064)
Annual Dividends per Share (in yen)	5,000	5,000	0
Shareholders’ Equity per Share (in yen)	291,621	451,537	309,472

11. Nagano Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Nagano Matsushita System Co., Ltd.

Representative	Katsutaro Tsuji, President

Principal Office	Nagano, Japan

Date of Incorporation	April 1, 1995

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	30 million yen

Financial Closing Date	March 31

No. of Employees	51

Shares Issued	600

Shareholders’ Equity	37 million yen

Total Assets	507 million yen

Major Shareholders and Shareholdings	Chubu Matsushita System Co., Ltd. 100%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	3,853	4,475	3,828
Recurring Profit (Loss)	1	27	(49)
Net Income (Loss)	(3)	7	(99)
Net Income (Loss) per Share (in yen)	(5,508)	13,144	(165,485)
Annual Dividends per Share (in yen)	0	0	0
Shareholders’ Equity per Share (in yen)	74,286	124,427	-41,057

12. Hokuriku Matsushita System Co., Ltd. (as of September 30, 2002)

Trade Name	Hokuriku Matsushita System Co., Ltd.

Representative	Nobuyuki Takashima, President

Principal Office	Kanazawa, Japan

Date of Incorporation	April 1, 1995

Principal Lines of Business	Sales of AVC and fixed-line communications equipment and merchandise, and related services and engineering

Capital Stock	30 million yen

Financial Closing Date	March 31

No. of Employees	116

Shares Issued	600

Shareholders’ Equity	-24 million yen

Total Assets	1,685 million yen

Major Shareholders and Shareholdings	Chubu Matsushita System Co., Ltd. 100%

Financial results for the most recent three fiscal years

Fiscal Year ended	2000/3	2001/3	2002/3
Net Sales	9,956	9,359	7,800
Recurring Profit (Loss)	53	(33)	1
Net Income (Loss)	13	(37)	(125)
Net Income (Loss) per Share (in yen)	22,532	(62,330)	(208,875)
Annual Dividends per Share (in yen)	5,000	0	0
Shareholders’ Equity per Share (in yen)	188,807	305,492	96,616

Disclaimer Regarding Forward-Looking Statements

This press release includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the business divisions/combinations with subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies or accounting rules.

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